FY2006 Consolidated Financial Results
                     (April 1, 2005 through March 31, 2006)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                    May 10, 2006

   Company name                                                     : Toyota Motor Corporation
   Stock exchanges on which the shares are listed                   : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                                      Stock Exchanges in Japan
   Code number                                                      : 7203
   Location of the head office                                      : Aichi Prefecture
   URL                                                              : http://www.toyota.co.jp
   Representative                                                   : Katsuaki Watanabe, President
   Contact person                                                   : Masaki Nakatsugawa, General Manager, Accounting Division
                                                                      Tel. (0565) 28-2121
   Date of the meeting of the Board of Directors for FY2006         : May 10, 2006
   financial results
   Whether or not to be prepared in accordance with                 : Yes
   accounting principles generally accepted in the
   United States of America

1. Consolidated Results for FY2006 (April 1, 2005 through March 31, 2006)

(1) Consolidated financial results                                                 (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Income before income taxes,
                                                                                                  minority interest and equity in
                                 Net revenues                       Operating income              earnings of affiliated companies
-----------------------------------------------------------------------------------------------------------------------------------
                                 Million yen           %              Million yen           %              Million yen            %
FY2006                            21,036,909      (13.4)                1,878,342      (12.3)                 2,087,360      (19.0)
FY2005                            18,551,526       (7.3)                1,672,187       (0.3)                 1,754,637      (-0.6)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Ratio of
                                                                                                         Ratio of        income
                                                           Net income     Net income                  income before   before taxes
                                                            per share      per share     Return on       taxes to        to net
                                Net income                   - Basic       - Diluted       equity      total assets     revenues
-----------------------------------------------------------------------------------------------------------------------------------
                                Million yen           %            Yen            Yen             %               %              %
FY2006                            1,372,180      (17.2)         421.76         421.62          14.0             7.9            9.9
FY2005                            1,171,260       (0.8)         355.35         355.28          13.6             7.6            9.5
-----------------------------------------------------------------------------------------------------------------------------------

Note 1:   Equity in earnings of affiliated companies: FY2006 164,366 million yen, FY2005 139,471 million yen.
Note 2:   Average number of shares issued and outstanding in each fiscal year (consolidated): FY2006 3,253,450,041 shares, FY2005
          3,296,092,000 shares.
Note 3:   Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the previous fiscal year.

(2) Consolidated financial position
------------------------------------------------------------------------------------------------------------------------------------
                            Total assets             Shareholders' equity              Ratio of           Shareholders' equity per
                                                                                 shareholders' equity               share
------------------------------------------------------------------------------------------------------------------------------------
                             Million yen                 Million yen                       %                         Yen
FY2006                        28,731,595                  10,560,449                     36.8                      3,257.63
FY2005                        24,335,011                   9,044,950                     37.2                      2,767.67
------------------------------------------------------------------------------------------------------------------------------------
Note:  Number of shares issued and  outstanding  at the end of each fiscal year  (consolidated):  FY2006  3,241,757,467 shares, FY2005 3,268,078,939 shares.

(3) Consolidated cash flows
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Cash and cash
                      From operating              From investing              From financing            equivalents at
                        activities                  activities                  activities                 end of year
------------------------------------------------------------------------------------------------------------------------------------
                       Million yen                 Million yen                 Million yen                Million yen
FY2006                  2,515,480                  (3,375,500)                   876,911                   1,569,387
FY2005                  2,370,940                  (3,061,196)                   419,384                   1,483,753
------------------------------------------------------------------------------------------------------------------------------------

                      FY2006 Consolidated Financial Results
                     (April 1, 2005 through March 31, 2006)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

(4) Scope of consolidation and equity method

    Number of consolidated subsidiaries                    523 Companies
    Number of affiliated companies                         219 Companies
    Number of affiliated companies accounted for            56 Companies
      under the equity method

(5) Changes in scope of consolidation and equity method

    Consolidated subsidiaries
           (increase)                13 companies   Panasonic EV Energy Co., Ltd., etc.
           (decrease)                14 companies   Toyota Motor Engineering & Manufacturing Europe NV/SA, etc.

    Affiliated companies accounted for under the equity method
           (increase)                   1 company   FAW Toyota Changchun Engine Co., Ltd.
           (decrease)                   1 company   Toyoda Machine Works, Ltd.


2. Forecast of consolidated results for FY2007 (April 1, 2006 through March 31, 2007)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Income before income
                                                                               taxes, minority interest
                                                                              and equity in earnings of
                            Net revenues               Operating income          affiliated companies            Net income
------------------------------------------------------------------------------------------------------------------------------------
                                    Million yen                 Million yen                 Million yen                Million yen
FY2007                               22,300,000                   1,900,000                   1,970,000                  1,310,000
------------------------------------------------------------------------------------------------------------------------------------

Reference: Forecast of net income per share - Basic (FY2007): 404.10 Yen

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.